                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                               GENSYM CORPORATION
                               ------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    37245R107
                                 --------------
                                 (CUSIP Number)


                                 Johan Magnusson
                              Rocket Software, Inc.
                               2 Apple Hill Drive
                                Natick, MA 01760
                                  508-652-2102
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                DECEMBER 26, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)(7) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245R107.

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1. Names of Reporting Persons                             Rocket Software, Inc.
   I.R.S. Identification Nos. of Above Persons           (I.R.S. Identification
                                                                No. 04-3090800)

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) / /
                                                                    (b) / /

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3. SEC Use Only

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4. Source of Funds (See Instructions)                                   WC

-------------------------------------------------------------------------------
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant    / /
   to Items 2(d) or 2(e)

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6. Citizenship or Place of Organization                          Massachusetts

-------------------------------------------------------------------------------
  Number of        (7) Sole Voting Power                                  None
    Shares
                   ------------------------------------------------------------
 Beneficially      (8) Shared Voting Power      345,000 shares - See Item 5(b)
  Owned by
                   ------------------------------------------------------------
    Each           (9) Sole Dispositive Power                             None

  Reporting        ------------------------------------------------------------
 Person With      (10) Shared Dispositive Power  345,000 shares - See Item 5(b)

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned          345,000 shares - See Item 5(b)
    by each Reporting Person

-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                  / /
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)                  5.3%

-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                          CO

-------------------------------------------------------------------------------

CUSIP No. 37245R107.

-------------------------------------------------------------------------------
1. Names of Reporting Persons                                 Andrew Youniss
   I.R.S. Identification Nos. of Above Persons

-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) /X/
                                                                    (b) / /

-------------------------------------------------------------------------------
3. SEC Use Only

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4. Source of Funds (See Instructions)                                  AF/PF

-------------------------------------------------------------------------------
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant    / /
   to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6. Citizenship or Place of Organization                         United States

-------------------------------------------------------------------------------
  Number of        (7) Sole Voting Power          1,500 shares - See Item 5(b)
    Shares
                   ------------------------------------------------------------
 Beneficially      (8) Shared Voting Power      345,000 shares - See Item 5(b)
  Owned by
                   ------------------------------------------------------------
    Each           (9) Sole Dispositive Power     1,500 shares - See Item 5(b)

  Reporting        ------------------------------------------------------------
 Person With      (10) Shared Dispositive Power  345,000 shares - See Item 5(b)

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned          346,500 shares - See Item 5(b)
    by each Reporting Person

-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                  / /
    Certain Shares

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                  5.3%

-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                          IN

-------------------------------------------------------------------------------

CUSIP No. 37245R107.

-------------------------------------------------------------------------------
1. Names of Reporting Persons                                Johan Magnusson
   I.R.S. Identification Nos. of Above Persons

-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) /X/
                                                                    (b) / /

-------------------------------------------------------------------------------
3. SEC Use Only

-------------------------------------------------------------------------------
4. Source of Funds (See Instructions)                                  AF/PF

-------------------------------------------------------------------------------
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant    / /
   to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6. Citizenship or Place of Organization                               Sweden

-------------------------------------------------------------------------------
  Number of        (7) Sole Voting Power        310,600 shares - See Item 5(b)
    Shares
                   ------------------------------------------------------------
 Beneficially      (8) Shared Voting Power      345,000 shares - See Item 5(b)
  Owned by
                   ------------------------------------------------------------
    Each           (9) Sole Dispositive Power   310,600 shares - See Item 5(b)

  Reporting        ------------------------------------------------------------
 Person With      (10) Shared Dispositive Power  345,000 shares - See Item 5(b)

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned          655,600 shares - See Item 5(b)
    by each Reporting Person

-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                  / /
    Certain Shares

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                 10.0%

-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                          IN

-------------------------------------------------------------------------------

CUSIP No. 37245R107.

-------------------------------------------------------------------------------
1. Names of Reporting Persons                                 Matthew Kelley
   I.R.S. Identification Nos. of Above Persons

-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) / /
                                                                    (b) / /

-------------------------------------------------------------------------------
3. SEC Use Only

-------------------------------------------------------------------------------
4. Source of Funds (See Instructions)                                    AF

-------------------------------------------------------------------------------
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant    / /
   to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6. Citizenship or Place of Organization                         United States

-------------------------------------------------------------------------------
  Number of        (7) Sole Voting Power                                 None
    Shares
                   ------------------------------------------------------------
 Beneficially      (8) Shared Voting Power      345,000 shares - See Item 5(b)
  Owned by
                   ------------------------------------------------------------
    Each           (9) Sole Dispositive Power                            None

  Reporting        ------------------------------------------------------------
 Person With      (10) Shared Dispositive Power  345,000 shares - See Item 5(b)

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned          345,000 shares - See Item 5(b)
    by each Reporting Person

-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                  / /
    Certain Shares

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                  5.3%

-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                          IN

-------------------------------------------------------------------------------

         The Statement on Schedule 13D, dated July 27, 2001, by Rocket Software, Inc. ("Rocket"), Johan Magnusson ("Magnusson"), Andrew Youniss ("Youniss"), and Matthew Kelley ("Kelley"), as amended and supplemented by amendment no. 1 dated August 7, 2001, amendment no. 2 dated August 16, 2001, amendment no. 3 dated September 18, 2001, amendment no. 4 dated October 16, 2001, amendment no. 5 dated November 16, 2001 and amendment no. 6 dated December 7, 2001 (as so amended, the "Amended Original Statement"), is hereby further amended and supplemented as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Rocket paid an aggregate of $95,899.09 in cash for an aggregate 145,000 shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Gensym Corporation (the "Company"). Such shares were purchased through open market transactions on December 26, 27, 28 and 31, 2001 and January 2, 2002. The funds used by Rocket for purposes of purchasing such shares were from its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of the Amended Original Statement is hereby supplemented as follows:

         Except as otherwise set forth in the Amended Original Statement or in this Amendment No. 7, (i) Rocket acquired an additional 145,000 shares of Common Stock, as described in Item5(c) below, for investment purposes, and (ii) Magnusson sold 25,000 shares of Common Stock, as described in Item5(c) below, for personal financial reasons.

         Any of Rocket and the other reporting persons may at any time, and from time to time, (a) acquire additional securities of Gensym, or dispose of such securities the disposition of securities of Gensym, or (b) propose an extraordinary corporate transaction similar to the proposed transactions, such as a merger, reorganization or liquidation, involving Gensym or any of its subsidiaries, or a sale or transfer of a material amount of assets of Gensym or any of its subsidiaries. One likely result of the foregoing would be to cause the securities of Gensym to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or otherwise publicly traded, and to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended (the " Exchange Act"). Further, in connection with the foregoing, any of Rocket and the other reporting persons may propose interim financing arrangements which have the effect of changing the Company's charter, bylaws or instruments corresponding thereto, or may propose other actions which may impede the acquisition of control of the Company by any person. In connection with any of the foregoing or otherwise, Rocket and the other reporting persons may propose changes to the Company's structure, including, but not limited to, changes in the present board of directors or management of the Company or other actions similar to those listed above or those enumerated in Item 4 of Schedule 13D promulgated under the Exchange Act.

         Except as otherwise set forth in the Amended Original Statement or in this Amendment No. 7, Rocket does not have any present plan or proposal to effect any further substantial changes to the business, organization, form or control of Gensym. Each of Rocket and the other reporting persons reserves the right to dispose of all or some of the shares of Common Stock beneficially owned or held by it or him or may acquire additional shares depending upon price and market conditions and the valuation of alternative investments.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a) Based upon the 6,554,016 shares of Common Stock outstanding as of November 1, 2001 as disclosed by the Company in its most recent filing on Form 10-Q:

         Rocket is the beneficial owner of 345,000 shares of the Company's Common Stock, which constitute approximately 5.3% of the issued and outstanding shares of the Company's Common Stock. Rocket expressly disclaims beneficial ownership of any shares of Common Stock held by Youniss or Magnusson.

         Youniss is the direct beneficial owner of 1,500 shares of the Company's Common Stock, which constitute less than 0.1% of the issued and outstanding shares of the Company's Common Stock. Youniss may be deemed to be an indirect beneficial owner of the 345,000 shares of Common Stock held by Rocket, which constitute (together with the 1,500 shares held directly by Youniss) approximately 5.3% of the issued and outstanding shares of the Company's Common Stock. Youniss expressly disclaims beneficial ownership of any shares of Common Stock held by Rocket or Magnusson.

         Magnusson is the direct beneficial owner of 310,600 shares of the Company's Common Stock, which constitute approximately 4.7% of the issued and outstanding shares of the Company's Common Stock. Magnusson may be deemed to be an indirect beneficial owner of the 345,000 shares of Common Stock held by Rocket, which constitute (together with the 310,600 shares held directly by Magnusson) approximately 10.0% of the issued and outstanding shares of the Company's Common Stock. Magnusson expressly disclaims beneficial ownership of any shares of Common Stock held by Rocket or Youniss.

         Kelley is the direct beneficial owner of no shares of the Company's Common Stock. Kelley may be deemed to be an indirect beneficial owner of the 345,000 shares of Common Stock held by Rocket, which constitute approximately 5.3% of the issued and outstanding shares of the Company's Common Stock. Kelley expressly disclaims beneficial ownership of any shares of Common Stock held by Rocket, Youniss or Magnusson.

         (b) Rocket holds shared voting and dispositive power with respect to 345,000 shares of Common Stock, which power may be deemed to be shared with Youniss, Magnusson and Kelley. See Item 2 of the Amended Original Statement for certain additional information with respect to Youniss, Magnusson and Kelley.

         Youniss holds sole voting and dispositive power with respect to 1,500 shares of the Common Stock and may be deemed to hold shared voting and dispositive power with respect to 345,000 shares of Common Stock, which power may be deemed to be shared with Rocket, Magnusson and Kelley. See Item 2 of the Amended Original Statement for certain additional information with respect to Rocket, Magnusson and Kelley.

         Magnusson holds sole voting and dispositive power with respect to 310,600 shares of the Common Stock and may be deemed to hold shared voting and dispositive power with respect to 345,000 shares of Common Stock, which power may be deemed to be shared with Rocket, Youniss and Kelley. See Item 2 of the Amended Original Statement for certain additional information with respect to Rocket, Youniss and Kelley.

         Kelley may be deemed to hold shared voting and dispositive power with respect to 345,000 shares of Common Stock, which power may be deemed to be shared with Rocket, Youniss and Magnusson. See Item 2 of the Amended Original Statement for certain additional information with respect to Rocket, Youniss and Magnusson.

         (c) Other than as set forth below, there have been no transactions in the Common Stock during the past sixty (60) days by any of the reporting persons.

Shares of Common Stock Purchased by Rocket:

------------------------------------------------------------------------------------------------------------
Date                         Number of Shares           Price Per Share            Total Price

------------------------------------------------------------------------------------------------------------
December 26, 2001            66,800                     $.65                       $43,540.24
------------------------------------------------------------------------------------------------------------
December 27, 2001             2,500                     $.70                       $ 1,750.00
------------------------------------------------------------------------------------------------------------
December 28, 2001            30,700                     $.68                       $20,908.85
------------------------------------------------------------------------------------------------------------
December 31, 2001            40,000                     $.66                       $26,200.00
------------------------------------------------------------------------------------------------------------
January 2, 2002               5,000                     $.70                       $ 3,500.00
------------------------------------------------------------------------------------------------------------

         Shares of Common Stock sold by Magnusson: On December 31, 2001, Magnusson sold an aggregate of 25,000 shares of Common Stock for an aggregate sale price of $16,000.00 ($.64 per share). Such shares were sold through open market transactions.

         (d)      Not Applicable.

         (e)      Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                     ROCKET SOFTWARE, INC.


         January 11, 2002                            By: /s/ Andrew Youniss
         ---------------------------                 --------------------------
         (Date)                                      Andrew Youniss, President


         January 11, 2002                            /s/ Andrew Youniss
         ---------------------------                 --------------------------
         (Date)                                      Andrew Youniss


         January 11, 2002                            /s/ Johan Magnusson
         ---------------------------                 --------------------------
         (Date)                                      Johan Magnusson


         January 11, 2002                            /s/ Matthew Kelly
         ---------------------------                 --------------------------
         (Date)                                      Matthew Kelley